EX 99.28(d)(48)(x)

Amendment to Amended and Restated

Investment Sub-Advisory Agreement Between

Jackson National Asset Management, LLC

and Lazard Asset Management LLC

This Amendment is made by and between Jackson National Asset Management, LLC, a Michigan limited liability company and registered investment adviser (the “Adviser”), and Lazard Asset Management LLC, a Delaware limited liability company and registered investment adviser (the “Sub-Adviser”).

Whereas, the Adviser and the Sub-Adviser (the “Parties”) entered into an Amended and Restated Investment Sub-Advisory Agreement effective as of the 1st day of December, 2012, as amended (the “Agreement”), whereby the Adviser appointed the Sub-Adviser to provide sub-investment advisory services to certain investment portfolios (the “Funds”) of JNL Series Trust (the “Trust”), as listed on Schedule A to the Agreement.

Whereas, for clarity regarding multi-managed funds, the Board of Trustees of the Trust, has approved, and the Parties have agreed, to amend the following sections of the Agreement:

The third “Whereas” clause of the introductory section; and

Section 1. “Appointment”.

Now Therefore, in consideration of the mutual covenants herein contained, the Parties hereby agree to amend the Agreement as follows:

1)	The third “Whereas” clause in the introductory section of the Agreement is hereby deleted and replaced with the following paragraphs:

“Whereas, the fund or funds listed on Schedule A hereto (each, a “Fund”) are series of the Trust;

Whereas, the Board of Trustees of the Trust and the Adviser desires that the Adviser retain the Sub-Adviser as Adviser’s agent to render investment advisory services for the portion of each Fund’s assets allocated to the Sub-Adviser, as determined from time to time by the Adviser, in the manner and on the terms hereinafter set forth.”

2)	The first paragraph of Section 1. “Appointment” of the Agreement is hereby deleted and replaced with the following paragraph:

1.	Appointment. The Adviser hereby appoints Sub-Adviser to act as the investment sub-adviser for each Fund, subject to the supervision and control of the Adviser and the Board of Trustees of the Trust and in accordance with the terms and conditions of this Agreement. Such appointment may be limited to a portion of Fund assets allocated to the Sub-Adviser by the Adviser, which may be changed from time to time at the sole discretion of the Adviser. References to the “Fund” or “Funds” in this Agreement shall refer to the portion of Trust assets allocated to the Sub-Adviser by the Adviser, except where the context otherwise indicates. The Sub-Adviser accepts such appointment and agrees to furnish the services herein set forth for the compensation herein provided.

3)	Except as specifically amended hereby, the Agreement shall remain in full force and effect in accordance with its terms.

4)	Each of the Parties represents and warrants to the others that it has full authority to enter into this Amendment upon the terms and conditions hereof and that the individual executing this Amendment is duly authorized to bind the respective party to this Amendment.

5)	This Amendment may be executed in one or more counterparts, which together shall constitute one document.

In Witness Whereof, the Parties have caused this Amendment to be executed, effective as of August 31, 2018.

Jackson National Asset Management, LLC		Lazard Asset Management LLC

By:	/s/ Mark D. Nerud	By:	/s/ Nathan A. Paul
Name:	Mark D. Nerud	Name:	Nathan A. Paul
Title:	President and CEO	Title:	Chief Business Officer

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